FIELDPOINT PETROLEUM CORPORATION
1703 Edelweiss Drive
Cedar Park, Texas 78613
(512) 250-8692

November 8, 2005

VIA EDGAR AND FACSIMILE #202-772-9220

Ms. Tangela Richter, Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-7010
Re:	FieldPoint Petroleum Corporation.
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-128447
Request for Acceleration of Effectiveness

Dear Ms. Richter:

         On behalf of FieldPoint Petroleum Corporation., (the "Company"), and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form SB-2 so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, November 9, 2005, or as soon thereafter as may be practicable.

         The Company acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your consideration.
Sincerely,

/s/ Ray D. Reaves
Ray D. Reaves, Jr., President